Exhibit 1.1

STATEMENT OF WORK (“SoW”)

for an integrated complete solution based on the standard software proALPHA between

proALPHA Consulting GmbH, An der Strusbek 8c, 22926 Ahrensburg (“proALPHA”)

and

ExOne GmbH, Am Mittleren Moos 41, 86167 Augsburg (“ExOne Germany”)

and

The ExOne Company, 127 Industry Boulevard, North Huntingdon, PA 15642, USA (“ExOne USA”)

- ProALPHA, ExOne Germany and ExOne USA each a “Party” and together the “Parties” –

-

- ExOne Germany and ExOne USA each a “Customer” -

This SoW is based on the Contract (“Contract”, Appendix 1), as well as the General Terms and Conditions of proALPHA (“T&C”, Appendix 2) and the other appendices to this SoW. Together, they form the agreement between the Parties in relation to the provision of the Deliverables referred to in this SoW. In the event of inconsistency and conflicts between the SoW, the Contract and the T&C, this SoW shall take precedence.

SoW, the Contract and the T&C and the other appendices are collectively being referred to as “Agreement”.

Terms initially capitalized and used in this SoW but not defined herein shall have the meaning assigned to them in the Contract or the T&C.

1.	Defintions

“Deliverables” shall mean all work and work results, including documentation, to be provided to the Customer under this Agreement, especially the Standard Software, the individualized and customized software and its functionality as agreed between the Parties from time to time during the project on basis of Appendix 4, the Tisoware (sec. 5.1) as well as the services and works as set forth in the Contract.

“Milestones” are the milestones described in detail in Appendix 7.

“Specifications” the software specifications as set forth in Appendix 4.

“Standard Software” are the software programs stated in the Contract and as further specified in Appendix 3 of the Agreement, as well as the software components marked with “S” under column E (Statement) in Appendix 4.

Update” is the updating and appropriate modification of the Standard Software as decided by proALPHA to meet new or changed technical and/or legal regulations, including the remedy of defects and errors.

“Upgrade” is the extension of the existing scope of use in a configuration that results in a higher classification and purpose as described in Appendix 3.

The above definitions shall also be applicable for appendixes of the SoW.

2.	Order of precedence

1.	This Statement of Work (including Appendix 3, 4 et seq.)

2.	Contract for an integrated complete solution based on the standard software proALPHA (Appendix 1)

3.	General Terms and Conditions of proALPHA (Appendix 2)

3.	General

The Parties agree that the Specifications are the foundation for the success of the project and the implementation of proALPHA at the ExOne entities. The Specifications marked with “G” and/or “K” under column E (Statement) in Appendix 4 will be further checked, specified in more detail and finalized during the Detailed Concept Phase as set forth in Appendix 7 by mutual agreement between the Parties (Pflichtenheft).

4.	Right of Use

4.1.	proALPHA herewith grants to the Customer the non-exclusive, irrevocable, transferrable right, and unrestricted in terms of time, to use the Deliverables for its own purpose and for the purpose of companies belonging to the customer’s group of companies. At the Customer’s request, the Parties will enter into a source code contract in the form as set forth in Appendix 8.

4.2.	If the Customer wants to use the Deliverables on a new configuration, any approval to new configurations of the Customer shall not be unreasonably withheld by proALPHA.

4.3.	The Customer is entitled to retranslate or reverse engineer the Deliverables in accordance with sec. 69e of the Copyright Act (Urheberrechtsgesetz) or where a source code agreement has been entered into between the Parties.

4.4.	The concurrent user licences in both installations (USA and Germany) of the software can be moved between the installations upon request in packages of 8 users without further costs.

5.	Conditions and prices

5.1.	Services and Works

The following special daily rates apply to the commission of services and works:

Price list for project services	Price/Day in Euro

Installation hardware, operational system and application software	1,100

Standard training at the academy, per participant	350 to 450

System analysis, consulting, networks consulting	1,100

Software modifications, individual software, data transfer	1,100

Management consulting	1,400

Project management	1,250

Performance of services on Saturdays, Sundays, holidays, and during the night is subject to the prior written approval of the Customer.

5.2.	Travel Expenses

For all services supplied by the proALPHA at the Customer site Augsburg proALPHA will charge a fixed travel allowance of 200 Euro per trip per person. This allowance includes the time for travel, the distance as well as travel expenses and additional charges. Accomodation and lunch will be provided by the customer.

For CA-Link services to ExOne Germany, which are supplied by the proALPHA office at Ahrensburg, the Customer shall reimburse proALPHA as follows, subject to the prior written approval of the Customer and the presentation of the corresponding receipts:

•	Travel time is billed at 50% of the hourly rate of the price list for project services (sec. 5.1 above).

•	Travel expenses:

•	(private) vehicle expenses in the amount 0,30 EUR/km

•	Second-class train travel

•	Economy air travel

•	other travel expenses (public transport, taxi, parking fees, where indispensable), costs for hotel accommodation (category: 3 stars).

No expenses will be billed for services provided via remote connection or during the course of subsequent performances and maintenance of the Deliverables.

Services rendered by proALPHA USA to ExOne USA shall be performed from the proALPHA office in the USA, unless otherwise agreed between the Parties and shall be reimbursed with the prior written approval of the ExOne USA and the presentation of the corresponding receipts.

•	Travel time will not be billed

•	Travel costs according to the ExOne travel policy as in Appendix 9 will be reimbursed.

5.3.	Software licenses

The Customers are granted a discount of 30 % on the proALPHA standard software portfolio including tisoware. This discount applies in particular to the software components itemized in the Contract as well as optional modules and future additional user licenses.

For additional users the following discount schedule will be applied:

•	With an increasing number of users the discount increases as scheduled below

•	The maintenance fee for the additional users decreases as scheduled below

•	If 80 or more users are added in one block, the discount is 45%

From	To	Discount	Maintenance for additional users
16	31	32,5%	15,0%
32	47	35,0%	14,0%
48	63	37,5%	14,0%
64	79	40,0%	13,5%
80	95	40,0%	13,5%
96		40,0%	13,0%
Block
80		45%	13,0%

These discounts are not limited in time.

5.4.	Terms of payment

Standard software proALPHA® and Basis Technology	50% upon installation 50% upon end of phase 1 (scheduled 01/01/2015)

Hardware, operating system and other software	100% upon delivery or partial delivery and (partial) acceptance

Individual Software	60% upon installation of the respective modules/functions

40% upon acceptance of the respective modules/functions

Services	100% after service

Target for all payments: 10 days after receipt of invoice.

5.5.	Maintenance fee

The maintenance charges are:

•	15% of the list price (Appendix 1) of the ERP application proALPHA® and the other application software per year (see below)

•	15% on other Deliverables

•	24 % of the list price for the proALPHA® Business Cockpit

6.	General provisions on project implementation

6.1.	General Contractorship

proALPHA takes over general contractorship (Generalunternehmerschaft) and responsibility for the implementation of the standard software “Tisoware” in accordance with the provisions of this Agreement . The software is further described in Appendix 6.

A corresponding maintenance agreement shall be signed directly between the Customer and Tisoware. In this project, additional subcontractors shall be used only with the approval of the Customer.

6.2.	Project Tasks and Responsibilities

Responsible: proALPHA or the Customer shall carry out the task or activity for this process.

Support: proALPHA or the Customer will provide support to the responsible party in the execution of the task

Especially for the following activities an allocation of tasks is defined as follows:

Task	proALPHA	Customer
Cross-project
Project scheduling (Projektplanung)	Responsible	Responsible
Project reporting (steering committee)	Support	Responsible
Coordination of project activities and resources	Responsible	Responsible
Reporting (GoLive)	Responsible	Approve
Specification for individual software (Pflichtenhefte für Individualsoftware)	Responsible	Approve
Project preparation
Project organization proALPHA	Responsible
Project organization customer	Support	Responsible
Resource planning proALPHA	Responsible
Resource planning customer	Support	Responsible
Sizing of infrastructure	Responsible	Support
Authorization concept	Responsible	Support
Conception of data transfer	Responsible	Support
Data transfer	Support	Responsible
Installation	Responsible	Supported
Project implementation
Test cases for individual software	Responsible	Support

Test cases for data transfers	Responsible	Support
Testing of data transfer	Support	Responsible
Testing of individual software	Support	Responsible
Creation of user documentation	Support	Responsible
Train key users	proALPHA Academy	Support
Create process map	Responsible	Support
Conduct detailed workshops update processes	Responsible	Support
Test and simulate processes	Support	Responsible
Define interfaces	Responsible, external supplier if necessary	Support
Adapt forms and reports	Support	Responsible
Define statistics and analyses	Support	Responsible
Create individual software, modifications and interfaces	Responsible
User training	Support	Support
Integration test	Support	Support

6.3.	Budget allocation considering phase 1

By steps

steps	days
Project management, project controlling	14/32 (rough/ detail)
Rough concept design	28

Detailed concept design	149

Accompanying system start	12

By tasks, modules

task/ module	estimated number of days
Project management, project controlling	46

Basis, tools (e.g. forms)	4

System-wide master data	5

Marketing and sales	21

Shipping, Atlas, compliance	5

Maintenance, serial number, product file	13

Calculation	6

Purchasing	13

Materials management, warehouse	9

Production, production planning	41

Financial accounting	10

Cost centers, cost objects	14

Document management	6

Design, CA Link	20

Tisoware	22

Estimated days aggregate	235

The estimated budget above will be further detailed and mutually agreed in the rough concept phase.

6.4.	Managing budget variance

The number of days listed above are estimates. Deviations to the downside will be accepted. Overspends require the prior written approval of the Customer. In case of overspends, the following stipulations shall apply:

If the calculated budget of Section 6.3 above is exceeded by 10 % proALPHA will supply 20 documented service days free of charge. Thereafter, the daily rate for consulting will be reduced by € 300 to € 800 per day from that time on.

The aforementioned applies until the final project release (scheduled 01.10.2015).

Services regarding data replication between ExOne sites are not included in this Agreement. If necessary, these services will be defined and calculated in the detailed planning phase.

6.5.	Software Modifications, Maintenance and Support

6.5.1. The project goal is to implement proALPHA standard software at the Customer’s premises and in accordance with the agreed Specifications as an overall system. Each modification to the Deliverables shall be subject to a “change request” in accordance with paragraph 6.10 of this SoW, provided that expenses incurred by the change request exceed one day. If expenses do not exceed one day, proALPHA shall execute the Change Request immediately upon instruction by the Customer

6.5.2 Software maintenance for the Deliverables is provided on basis of the error categories and response times as set forth in Section 6.6 below.

6.5.3 The maintenance fee shall be adjusted (either up or down) in case of a change in the scope of user licenses (as listed in the Contract).

6.5.4. proALPHA will adjust the flat rate remuneration to the development of the consumer price index (CPI) of the German Federal Statistical Office on an annual basis. The CPI of the previous year forms the basis. This adjustment is applied to the maintenance volume for the first time in the fourth maintenance year as well as for all following years with a prior notice of 3 months. If a discontinued release of proALPHA is still used by a customer, there will be an individual agreement on the maintenance of the software with the customer. In case of deflation, adjustment is applied to the maintenance volume for the first time after the first maintenance year.

6.5.5 ProALPHA warrants that the Deliverables will not be affected by support services performed for the Standard Software, which means in particular that the Deliverables remain fully functional and in accordance with the agreed Deliverables in case of Updates, Upgrades and new releases to the Standard Software. In addition, the agreed Deliverables will not be altered, modified or deleted in case of Updates, Upgrades or new releases to the Standard Software.

6.5.6 Software maintenance also covers the documentation of the software.

6.5.7 Software maintenance starts at 1st January 2015

6.5.8 To the extent that under this Agreement proALPHA supplies software or other works capable of independent copyright protection, such software as well as the rights to use them granted to the Customers shall be governed by this Agreement for the maintained software.

6.5.9 To the extent Updates, Upgrade or new releases are delivered to the Customer, the Customer´s rights in case of defects in respect of the new features implemented therein, which do not merely remove errors, are subject to the statutory warranty right of the Customer.

6.5.10 In case of termination of the maintenance agreement, proALPHA will reimburse the Customer on a pro rata basis for the advance payment as set forth in § 14 (2) of the Contract.

6.6.	Error categories and response times

The following error categories for support (software maintenance) and tests are agreed:

Class	Error Description
1	Functional error impeding any further operation. Examples: • System shut-down • A program which is important for business-critical functionalities or processes of the application does not start.

• A program which is important for business-critical functionalities or processes of the application is interrupted during operation • Wrong data update
2

Functional error which in principle does not allow further operation. This error may be circumvented temporarily.

Examples:

•       A program which is important for the functionality of the application does not start

•       A program which is important for the functionality of the application is interrupted during operation

•       Automatic calculations which can be done also manually do not work

3

Errors which do not at all or slightly restrict the use.

Examples:

•       Other errors not listed under the above categories

•       Wrong cursor position

•       Ambiguous text constant in masks and / or lists

•       Ambiguous or wrong error message,

•       if the error is obvious

•       incorrect display / list, if the information content remains unchanged

•       formal errors without impact on operations

•       typographical error

•       functional error allowing slightly restricted further operation

The classification of errors in categories for detailed concepts, data migration, integration tests and real-life operation will be defined jointly, for service cases by proALPHA. If the Parties cannot agree on the classification the matter shall be submitted to the steering committee for further decision-making.

The response time for software maintenance (either standard software or customized software) is defined as follows and is subject to the ordinary proALPHA office hours defined below:

Error Category	Response time and reaction time	Resolution time

1	30 minutes after entry of call by telephone	24 hours

2	4 hours	7 days

3	24 hours	next release

Reaction time shall mean the period where proALPHA commences the remedy of defects and errors, including but not limited to the analysis of the defect or error (“Reaction Time”). In case proALPHA violates the agreed Reaction Time for an error of priority 1 or 2 the Customer may – irrespective of whether proALPHA acted with fault (Verschulden) or not – claim for each violation a contractual penalty (Vertragsstrafe) in the amount of 0.5 percent of the annual maintenance fee (as set forth in § 14 T&C) per commenced hour of the violation. The total amount of all the contractual penalties is limited to 15 percent of the annual maintenance fee.

ProALPHA shall use best endeavors to resolve the defect or error within the resolution time stated above. Resolution time shall mean the period from the notice of the defects to proALPHA until proALPHA resolves the defects and errors.

Ordinary business hours:

proALPHA Germany: Mo – Thu, 8 – 18h, Fr. 8 -17h. On Federal holidays offices remain closed.

proALPHA USA: Mo – Thu, 8 – 18h, Fr. 8 – 17h.

Offices closed on: Good Friday, Memorial Day, 4th of July, Labor Day, Thanksgiving, Christmas, New Year’s Eve and Day.

6.7.	Project organization,

The Parties agree on a project manager for each side. The designated project manager of proALPHA shall only be substituted or exchange with the prior written approval of the Customer, which shall not be unreasonably withheld. Statutory laws, in particular labour laws, shall not be affected

Project manager of proALPHA will be Christian Link.

Project Managers at ExOne will be announced by the start of project.

At the beginning of the project the Customer and proALPHA will jointly elaborate a detailed and binding project plan. This project plan will include milestones which will have to be released by the steering committee. The Parties shall establish a steering committee of members from the senior employees of both Parties, who shall be nominated in writing by name and including details of their contact numbers (telephone, telefax, e-mail). The steering committee should supervise the work of the Deliverables as well as decide on any differences of opinion within the respective project team. The steering committee shall meet as required. A member of the steering committee appointed by ExOne/proALPHA shall prepare a written protocol concerning its meetings, which shall be forwarded without delay after the meeting to the other members of the steering committee. The protocol of the previous meeting shall be approved at the latest two weeks after the meeting.

During the process of implementation of proALPHA standard software proALPHA will improve the Specifications in co-operation with the Customer as set forth in Section 3 above of this SOW and document this within the tool goLIVE! The final written version of these improvements shall form a binding basis for the programming and customization of the software to be provided by proALPHA, replacing all previous interim versions.

At regular intervals proALPHA shall inform the Customer regarding the status of the work. Delays and required amendments which become apparent shall be notified to the Customer without delay.

6.8.	Acceptance

Completed works and the Key-Milestones defined below are subject to acceptance.

The acceptance shall take place in accordance with the following conditions:

a.	proALPHA shall inform the Customer in writing that the relevant works, parts of it or Milestone are ready for acceptance.

b.	Without delay, however at the latest within a period of 5 working days after receipt of the notification, the Parties shall begin an acceptance review in accordance with the acceptance and test plan attached as Appendix 5 to this Agreement for a period of at most 60 working days.

c.	After the acceptance review has been successfully completed, the Customer will declare its acceptance in writing without delay.

d.	Customer will inform proALPHA without delay in writing, if during the acceptance review, it becomes aware of variations from the contractually agreed Deliverables.

e.	Errors determined shall be divided into the following error categories:

i.	Error category 1: As a result of the error, the system as a whole or the part of the system under review cannot be used.

ii.	Error category 2: The error causes substantial restrictions in the use of important functions, which cannot be circumvented by suitable measures for a reasonable time from Customers point of view.

iii.	Error category 3: All other errors.

f.	Customer shall only be entitled to refuse its acceptance as a result of errors in the error categories 1 and 2. Category 3 errors shall not prevent the acceptance of the performance, but shall be remedied as part of the rights in case of defects. Such errors shall be recorded as defects in the written acceptance declaration.

g.	At the end of the acceptance review, a written protocol shall be prepared and signed by both Parties. Any errors determined shall be described in the protocol, divided into error categories.

h.	If the acceptance is refused, then proALPHA shall remedy the acceptance inhibiting errors within a reasonable time set by the Customer and present the relevant performance or part performance for acceptance again.

i.	If proALPHA cannot remedy the acceptance inhibiting error within the final timeframe as stated above, Customer shall be entitled to withdraw from the Agreement, wholly or in part. Further rights of the Customer are explicitly reserved.

6.9.	Milestones

The Master Plan in Appendix 7 provides the Milestones and timing. The following Key-Milestones are subject to acceptance set forth in Section 6.8 above.

Key-Milestones:

a.	Individual Software

Individual software shall be accepted as described in Section 6.8 of this Agreement.

b.	Integration Test

Integration tests as set forth in the Master Plan in Appendix 7 for each relevant Deliverable.

The integration test shall be carried out under real-life conditions.

“Real” master and transaction data shall be used to simulate real-time operation as exactly as possible. The integration test includes software modifications (incl. interfaces to external systems).

The integration test shall be done by key users and additionally by end users, if necessary. Cases for the integration test and their intensity shall be defined jointly in the course of the project.

c.	Real-life Operation

According to the project plan, real-life operation is to start after an integration test.

At the time ExOne draws up their first quarterly statements running proALPHA, the state of implementation of services to be supplied by proALPHA and the state of services to be rendered by the Customer shall be evaluated and documented in a joint review. Existing errors shall be classified according to Section 6.8, open tasks prioritized and scheduled.

6.10.        Changes to the requirements

6.10.1 If the Customer wishes to modify requirements for the Deliverables (“Change Request”), proALPHA shall be entitled to reject the implementation of the Change Request, when it is technically not feasible. If the realization of a modification significantly affects the SoW, proALPHA shall demand an appropriate adaption of the SoW, especially in terms of an increase of charges and/or a change of deadlines (“Amendment”).

6.10.2 Amendments on modified requirements and contract changes shall be made in writing. If the Customer declares a wish for a modification verbally, proALPHA is entitled to demand a written document or to confirm the modification in writing. In the latter, the Customer’s approval of the written formulation is required for a binding Change Request. In any case, the Customer shall be responsible for deciding whether the Change Request shall be carried out.

6.10.3 proALPHA shall demand changes to the SoW immediately. The Customer shall contradict immediately if they do not agree with the Amendment. As long as the changes are not approved proALPHA shall continue to render services in accordance with the SoW, unless otherwise instructed by the Customer.

6.10.4 § 10 (4) of the T&C (Changes to the Requirements) shall not apply.

6.11.        Project members

During the implementation process of proALPHA, consultants employed by proALPHA shall not be withdrawn for the sake of other projects. If a consultant has to be withdrawn for reasons not lying within the responsibility of ExOne, proALPHA will provide an appropriately skilled and trained substitute. The designated project manager of proALPHA shall only be substituted or exchange with the prior written approval of the customer, which shall not be unreasonably withheld. Statutory laws, in particular labour laws, shall not be affected.

6.12.        Subcontractor

proALPHA shall be entitled to use subcontractors with the Customer’s prior written approval. The same applies in case the subcontractors engages subcontractors. Where proALPHA engages subcontractors, proALPHA shall be obliged to pass on proALPHA’s contractual obligations under this SoW to such subcontractors. This shall apply in particular, but shall not be limited to, the contractual requirements for confidentiality, data protection and data security. ProALPHA shall be solely responsible for all acts and omissions of its subcontractors arising out of or in connection with this SoW.

6.13.        Additional training services

proALPHA will provide 9 days of additional training services at the conditions as set forth in sec. 5.1 . These services are optional and will be rendered by proALPHA academy in Germany and proALPHA consultants in the US likewise. Both project managers will schedule these services well in advance, if need be.

7.	Japanese language version

Upon the written order of ExOne Germany, proALPHA will develop and provide a Japanese language version. This option may be exercised by ExOne Germany at its sole discretion and for a period of 3 years following commencement of this Agreement.

This version shall also include system messages but will not include the following components:

•	Human resources

•	Analyzer

•	Product configurator development tool

•	Online help

Estimated delivery time for Japanese language version: about 6 months. proALPHA warrants and undertakes to provide a precise and accurate translation.

Fixed price of Japanese version: 125,000 €, excl. applicable VAT. Further specifications of the Japanese language version will be set forth in the order.

If proALPHA succeeds in re-selling, licensing or otherwise distributing this Japanese version, in each case ExOne will be entitled to revenue share payments amounting to 75 % of the price reimbursed to proALPHA. This shall be applicable up to an accumulated amount of 80 % of the price ExOne has paid.

8.	Warranty, Fault Rectification and Indemnification

8.1. proALPHA represents and warrants that the Deliverables have the agreed specifications as set forth in Appendix 3 and 4.

8.2 proALPHA warrants that the specifications given in document “Empfehlung zur Systemkonfiguration” are accurate and reflect the minimum requirements for the installation of the Deliverables. The supply and purchase of hardware shall be subject to statutory laws.

8.3 Program defects are deviations from the properties that the programs should have according to the agreed specifications or must have for their normal use.

8.4 proALPHA represents and warrants that the services and/or the Deliverables are free of third party rights and any infringement or misappropriation, in particular but not limited to intellectual property rights. proALPHA shall indemnify, defend and hold the Customer harmless upon first demand from and against any losses, claims, expenses (including reasonable legal fees) or liabilities suffered or incurred by the Customer as a result of any claim or allegation: (A) by a third party that the services and/or the Deliverables infringe or misappropriate the intellectual property rights or any other rights of a third party; (B) that proALPHA or its subcontractors’ acts or omissions caused any personal injury (including death) or property damage; or (C) resulting from any breach of confidentiality or privacy caused by the acts or omissions of proALPHA or its subcontractors.

8.5 Customer shall without undue delay inform proALPHA in writing as to any claims made by a third party which are subject to Section 8.4 above, shall not admit any breach and all defence opportunities and settlement negotiations are reserved for proALPHA at proALPHA’S own costs and Customer provides reasonable and timely assistance in the defence of the claims.

8.6 If defects arise during the contractually agreed use of the programs, the Customer shall, where reasonable and necessary, report them in a plausible form stating suitable, reproducible information for identifying the cause of the defect, in writing (e-mail sufficient) if so requested by proALPHA.

8.7 If the defect is not cured within a first time limit and the Customer has set proALPHA a reasonable second time limit without success or if a reasonable number of attempts to remedy, replacement Deliveries or replacement services are unsuccessful, then Customer may, subject to statutory law, at its option withdraw from the Agreement (provided that the defect is a material defect with material implications for the business) or reduce the price and claim damages or reimbursement of costs.

9.	Liability

The statutory provisions shall apply subject to the following:

9.1 EXCEPT FOR (i) PROALPHA’S INDEMNIFICATION OBLIGATIONS SET FORTH IN SECTION 8.4 OF THE SOW, (ii) A BREACH BY PROALPHA OF ITS CONFIDENTIALITY OBLIGATIONS UNDER SECTION 24 OF THE T&Cs OR THE OBLIGATIONS UNDER SECTION 11.1 OF THIS SOW, AND/OR (iii) PROALPHA’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, EACH PARTY’S TOTAL LIABILITY TO THE OTHER PARTY HEREUNDER FOR DAMAGES FOR ANY CLAIM ARISING OUT OF THE AGREEMENT OR ANY SERVICES PERFORMED OR DELIVERABLES FURNISHED HEREUNDER SHALL NOT EXCEED THE TOTAL CUMULATIVE FEES PAID BY (OR PROPERLY DUE AND OWING FROM) CUSTOMER UNDER THIS AGREEMENT (INCLUDING THE SOW AND ANY APPENDICES).

9.2 The above shall be without prejudice to claims for personal injury and damage to property under product liability legislation.

9.3 The limitation period for claims for defects (“warranty period”) shall be 24 months. Extension of the scope of use (§ 4(2) of the T&Cs) shall not result in a new limitation period.

9.4 ProALPHA shall be liable for consequential damages except for loss of profits.

10.	Deviations from the T&Cs of proALPHA

10.1. § 10 (2) sent. 3, § 23, and § 27 of the T&C shall not apply.

10.2. In deviation from § 11 (4) T&C, the Customer shall also be entitled to terminate the maintenance for the Deliverables in parts, as well as in its entirety.

10.3. An additional remuneration as of § 12 (2) T&C requires the prior written approval of the Customer.

10.4. Costs arising out of or in connection with §13 (2) and § 13 (3) of the T&C are fully compensated by the maintenance fee.

10.5. § 22 (2), sent. 3 T&C shall only apply to other defects, which are not business critical.

10.6. A new § 24 (6) T&C shall be added which reads: ProALPHA’s duty to observe secrecy shall also continue to apply after the termination of the Agreement.

11.	Final Provisions

11.1. United States Securities Laws. proALPHA hereby acknowledges that proALPHA will receive (and proALPHA will advise its directors, officers, employees or Representatives (defined below) who, pursuant to the terms of this Agreement, are informed as to the matters which are the subject of this Agreement, that they will receive) material non-public information about customer and its subsidiaries (collectively, “ExOne”) pursuant to the terms of this Agreement and that there exist United States federal and state securities laws prohibiting trading on the basis of such material non-public information in the securities of ExOne. proALPHA agrees, and proALPHA will require its directors, officers, employees or Representatives to agree, not to trade (buy or sell) any securities of ExOne on the basis of such material non-public information about ExOne. In addition, proALPHA agrees to refrain, and proALPHA will cause its directors, officers, employees and Representatives, to agree to refrain, from communicating any information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to act in violation of such United States federal or state securities laws. “Representatives” will be deemed to include each Person (defined below) that is or becomes: (i) a subsidiary, affiliate, predecessor or successor entity of such party; or (ii) an officer, director, employee, partner, attorney, adviser, accountant, agent or representative of such party or of any of such party’s subsidiaries or other affiliates. “Person” as used in this Agreement, will be broadly interpreted to include any individual and any corporation, partnership, entity, group, tribunal or governmental authority.

11.2. Acknowledgement of ExOne Obligation to Disclose Agreement: proALPHA further acknowledges and understands that ExOne is required under the United States federal securities laws to disclose the terms of this Agreement between ExOne and proALPHA and that ExOne will be required to file a copy of the Agreement (fully translated into English) with the United State Securities and Exchange Commission (the “SEC”) through the SEC’s EDGAR filing system. proALPHA further acknowledges and understands that the SEC’s EDGAR filing systems is a public system and is accessible to the public. Finally, proALPHA understands and agrees that ExOne will make any and all filings required to be made by it under the United States laws (including filing a copy of the final Agreement) without further notice to or approval from proALPHA.Without the prior written consent of the respectively other Party, neither Party is entitled to transfer its rights or the performance of its obligations resulting from this Agreement. Admissible transfers do not release the respective Party from its obligations under this Agreement.

11.3. The Customer shall be entitled to withhold payments in accordance with statutory law. The customer may exercise set-off only against claims that are legally enforceable, ready for ruling or acknowledged by proALPHA.

11.4. Changes and amendments to this Agreement shall be valid only if made in writing (including a submission by telefax) unless a stricter form is legally required. This shall also apply to any changes of this Section 11.4.

11.5. This SoW contains the entire agreement of the Parties with respect to their subject matter and supersede all negotiations and previous agreements, whether oral or in writing with respect to such subject matters.

11.6. The appendices to this Agreement form an integral part of the Agreement. In case of any inconsistency, the SoW shall prevail. The headings in this Agreement shall only serve the purpose of easier orientation and are of no consequence for the contents and interpretation of this Agreement.

11.7. If a provision of this Agreement should be or become invalid or not contain a necessary regulation, the validity of the other provisions of this Agreement shall not be affected thereby. The invalid provision shall be replaced and the gap be filled by the Parties by a legally valid arrangement which corresponds as closely as possible to the intention of the Parties or what would have been the intention of the Parties according to the aim and purpose of this Agreement if they had recognized the gap.

11.8. English terms to which a German translation has been added shall be interpreted throughout this Agreement in the meaning assigned to them by the German translation.

11.9. This Agreement shall be read and construed and have effect according to the laws of Germany with the exception of the Convention on the International Sale of Goods (CISG). The courts of Munich shall be competent for any disputes arising out of or in connection with this Agreement.

[Signatures on next page]

proALPHA Consulting GmbH

/s/ Marius Ulgan	Place/Date: Weilerbach, 6.3.2014

Name: Marius Ulgan

ExOne GmbH

/s/ Rainer Hoechsmann	Place/Date: Augsburg, 4.3.2014

Name: Rainer Hoechsmann

The ExOne Company

/s/ JoEllen Lyons Dillon	Place/Date: Augsburg, 4.3.2014

Name: JoEllen Lyons Dillon

Appendices:

Appendix 1: Contract

Appendix 2: Terms and Conditions

Appendix 3: Description of proALPHA modules (Standard Software)

Appendix 4: Specifications

Appendix 5: Acceptance protocol

Appendix 6: Tisoware modules

Appendix 7: Master Plan

Appendix 8: Source Code Contract

Appendix 1

Bildquelle: © Fffranz, Kirill Kedrinski, Sergey Nivens, frank peters, Victoria - alle www.fotolia.com

Contract

for an integrated complete solution

based on the standard software proALPHA®

The following hardware, software and services are subject to this Contract, which have been commissioned by the customers by Statement of Work (“SoW”) Terms initially capitalized and used in this SoW but not defined herein shall have the meaning assigned to them in the SoW. SoW, the Contract and the T&C and the appendices are collectively being referred to as “Agreement”.

Unless otherwise provided in this Agreement, ExOne USA and ExOne Germany shall both be entitled to call off the products and services assigned to each entity in the following table. For products and services which are not explicitly assigned to either customer (“Cross-Company Works”), ExOne Germany shall be the customer to be invoiced. However, ExOne USA shall also be entitled to use and exploit Cross-Company Works to the same extent as ExOne Germany.

proALPHA Consulting GmbH

Michael Scholl

Lise-Meitner-Straße 9 • 85737 Ismaning

Telephone: +49 6734/ 800-432

E-Mail: michael.scholl@proalpha.de

Contents

Contract summary	3

Application Software	4
ERP System proALPHA®	4
proALPHA® BI Business Intelligence	10
Document Management System proALPHA®	11
CAD-Online Integration proALPHA® CA-LINK	12
proALPHA® Communication	13
Basic Technology	15
Project Management/Tools	16

Software Maintenance	17
Maintenance, Hotline and Service proALPHA®	17

Services	18
Installation and System Startup	18
Company Seminar Basics: Overview of Company Processes	19
Company Seminar Details: Company Processes in the Special Fields	20
Standard Seminars	21
Project Management	22
Consulting	22
Management Consulting	23
Technical Introduction Support	23
Data Transfer	24
Creation of Individual Software and Customization Programming	25

Tisoware	27
Software Products	27

Terms	28

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	2

Contract summary

Application Software Germany	Price for 64 users in euros	%	Discount Euros	Project price in euros
ERP System proALPHA®	189,770
proALPHA® BI Business Intelligence	6,315
Document Management System proALPHA®	10,750
CAD-Integration proALPHA® CA-LINK®	37,670
Communication	16,790
Basic Technology	4,570
Project Management/Tools	11,380
Software phase 2	16,470
Total Application Software Germany:	293,715	30	88,115	205,601

Application Software USA	Price for 64 users in euros	%	Discount Euros in euros	Project price in euros
ERP System proALPHA®	182,310
proALPHA® BI Business Intelligence	6,315
Document Management System proALPHA®	10,750
CAD-Integration proALPHA® CA-LINK®	39,480
Communication	12,270
Basic Technology	4,570
Project Management/Tools	11,380
Software phase 2	16,470
Total Application Software USA:	283,545	30	85,064	198,481
Services Germany
Installation (4 Days)	4,480		80	4400.0
Company Seminars (12 Days)	19,650			19650.0
Consulting Expenses (150 Days)	182,040		9,840	172200.0
Consulting Expenses (45 Days)phase 2	53,800		3,300	50,500
Data transfer (6 Days)	6,720		120	6,600
Customizing (27 Days)	30,240		540	29900.0
Customizing (17 Days) phase 2	19,040		340	29900.0
Total Services Germany:	315,970		14,220	301,750
Tisoware	32,005	30	9,602	22,404
Services USA
Installation (4 Days)	4,480		80	4400.0
Consulting Expenses (85 Days)	101,700		6,200	172200.0
Consulting Expenses (35 Days)phase 2	41,300		2,800	38,500
Data transfer (6 Days)	6,720		120	6,600
Customizing (24 Days)	26,880		480	29900.0
Total Services USA:	181,080		9,680	171,400
Software	609,265	30	182,780	426,486
Services	497,050		23,900	473,150
Total:	1,106,315			899,636

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	3

Application Software

ERP System proALPHA®

Software Module		up to 64 users	up to 64 USA	Phase 2 up to 64 users
Cross System Modules (ST)
ST—BASIS	Basis System proALPHA® Basis module with the basic functions of proALPHA®. Master files, WorkflowAutomation, form and report builder, address management, online documentation, status systematics, job management, change history, office functions, user administration, graphic elements, classification system, central communication level (IW-BASIS),	18,920	18,920

Subtotal Cross System Modules:		18,920	18,920

Sales (SL)
SL—VKBASIS	Basis System Sales Basis module for sales processing with proALPHA®, master file management, pricing, sales documents, document monitoring, shipping, staging, billing, sales agents, commission, Datanorm, planning	11,115	11,115
SL—RAHMEN	Blanket and Call Sales Orders Blanket and call sales orders in proALPHA®, basic agreements, contract monitoring, call sales orders, shipping to progress, delivery schedule preview			2,385 2,385	(USA)
SL—SN-01	Serial Number Management Creation and management of serial numbered parts, tracking, warranty monitoring, statuses	2,650	2,650
SL—INSTAT	Intra-EU Trade Statistics Sales Creation of intra-EU trade statistics for sales as per the requirements of the Federal Bureau of Statistics, collection of reports, testing of reports, digital output	2,710
SL—PLANABS	Sales Planning Sales planning by parts and by product lines, planning in storage units, statistical units of measure, value, forecast methods, planning history	6,670	6,670
SL—SET	Sales BOM Creation and usage of sales BOMs for Sales (Sets), pricing	1,850	1,850
SL—VIS	Prospecting & Marketing Strategic sales, new customer acquisition, prospect management, marketing functions, sales documentation, forecast, competitors, quote tracking	4,225	4,225
SL—PRODKONF	Product Configurator Graphical product configurator for variant building of quote and order processing of configured parts and the production of configuration BOMs			9,310 9,310	(USA)
SL—VERS_BAS	Basis System Shipping Basis module for processing shipments in proALPHA®, packaging management, packaging tool, transports, shipments	3,440	3,440

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	4

Application Software

Software Module		up to 64 users	up to 64 USA	Phase 2 up to 64 users
Subtotal Sales:		32,660	29,950

Service (SV)
SV—BASIS	Basis System Service Basis module for service with proALPHA®, complaint management, complaint tracking, info system, history	4,710	4,710
SV—AUFTRAG	Service Orders Creation and monitoring of planned and unplanned service orders, monitoring of documents, commissioning of sub-contractors, data entry, billing	3,440	3,440
SV—WARTUNG	Maintenance Agreements Creation and management of maintenance agreements, service plans, billing	2,060	2,060
SV—PLAN	Operations Planning Planning of services with regard for internal and external resources	2,275	2,275

Subtotal Services:		12,485	12,485

Materials Management/Purchasing (ME)
ME—LGBASIS	Basis System Materials Management Basis module for materials management, demand determination, MRP, warehouse management, physical inventory, on hand valuation, info system	8,995	8,995
ME—LGCHAOS	Random Warehouse Management On hand management in random warehouses	6,350	6,350
ME—EKBASIS	Basis System Procurement Basis module purchasing in proALPHA®, request for quotes system, purchase orders, purchase order monitoring, price management, stock receipt, A/P invoice voucher, info system, Datanorm exchange	8,995	8,995
ME—RAHMEN	Blanket Agreements Purchasing Creation and monitoring of blanket purchase orders and purchase orders with delivery plan	2,385	2,385
ME—CHARGE	Lot Control Creation and management of lots as well as on hand management of lot-controlled parts, lot origin, lot usage, on hand and value per lot, info system	6,090	6,090
ME—INSTAT	Intra-EU Trade Statistics Purchasing Creation of intra-EU trade statistics for purchasing as per the requirements of the Federal Bureau of Statistics	2,710
ME—FREMD	External Operations Processing of external service operations with provided parts or external provided parts in proALPHA® Production, processing of provided parts in purchasing and warehousing	1,995	1,995

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	5

Application Software

Software Module		up to 64 users	up to 64 USA	Phase 2 up to 64 users
ME—PRODUKT	Product File Creation and maintenance of product files for serial numbers, PLM product lifecycle management, documentation of delivery statuses, changes, info system	2,275	2,275

Subtotal Materials Management / Purchasing:		39,795	37,085

Production (PP)
PP—PROD BAS	Basis System Production Basic functions for the management of BOMs and creation of work orders with sales planning/release, data collection, drawing and change management, info system, history	15,240	15,240
PP—AV BAS	Resource Planning APS Basis Functions, incl. 1. Server License, Creation of routings and the dispatch of work orders, optimization of the production sequence as per economic targets with weighting	11,735	11,735
PP—APS MR 1	Multi-Resource Planning Material Availability of materials is taken into account during optimization	3,760	3,760
PP—APS MR 2	Multi-Resource Planning Human Resources and Equipment Separation of human resources and equipment during optimization	3,760	3,760
PP—KTRKALKV	Standard Preliminary Costing Creation of preliminary costing schedules and determination of the costs for standard preliminary costing based on the standard BOMs and standard routings with overhead surcharge	1,855	1,855
PP—KTRKALKN	Order Costing Creation of costing schemes and determination of costs for work orders and quoted work orders in precosting and actual costing	1,855	1,855
PP—PLANPRG	Continuous MPS MPS for parts and product lines based on volume planning which can be adopted from the sales planning in sales	6,555	6,555
PP—PRODKONF	Product Configurator Graphic product configurator for variant generation for quote and order processing of configured parts, the creation of configuration BOMs and creation of production plans			4,775 4,775 (USA	)€

Subtotal Production:		44,760	44,760

Financial Accounting (FW)

FW—FIBU	Basic System Financial Accounting Creation of business transactions on the accounts of financial accounting, GL, open accounts, OI management, dunning, petty cash, sales tax single market, foreign currency, info/reporting system	7,990	7,990

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	6

Application Software

Software Module		up to 64 users	up to 64 USA	Phase 2 up to 64 users
FW—ZAHLUNG	Payment Transactions Integrated payment management for the processing of payments to business partners, payments can be effected via payment documents or electronic funds transfer	1,320	1,320
FW—ZAHL_OL	Electronic Bank Account Statements Processing of account activities provided by the house bank in MT 940 format	1,120
FW—ZAHL_AUSL	Foreign Payment Transactions Payments to foreign business partners using the electronic funds transfer method	850	850
FW—KONSBAS	Consolidated Totals Management of the consolidation-relevant balance sheet and P&L accounts in a summarized consolidation, it is a full consolidation and requires identical commencement of business in the companies	1,440	1,440
FW—KONSERG	Consolidated Liabilities and Income Management of consolidation-relevant data in liabilities and income consolidation, determination of company group internal postings, reconciliation of company group values	1,800	1,800
FW—BUDGET	Profit Planning and Financial Budgeting Mapping of various planning methods in profit and financial planning and provision of financial plan values for proALPHA® Liquidity Forecasts (FW-LIQUSTAT)	3,440	3,440
FW—LIQUSTAT	Liquidity Forecast Monitoring of liquidity in forecasts, planning of liquid assets e.g. account credits, expected customer A/R, expected supplier A/P and other financial flows, export functions	1,165	1,165
FW—ELSTER	Electronic Tax Return Electronic data transfer via the ELSTER telemodule in proALPHA®	920

Subtotal FNA:		20,045	18,005

Fixed Asset Management (AW)

AW—ANBUBASIS	Basis Module for Fixed Asset Management Creation of fixed assets and the determination of depreciations as well as depreciation schedules, fixed asset analysis, information and controlling functions	5,555	5,555

Subtotal FAA:		5,555	5,555

Controlling (CO)

CO—KSTBASIS	Basis Module Cost Center Accounting Accounting with basic functions such as master file management, operating allocation sheet, information and controlling functions	5,710	5,710

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	7

Application Software

Software Module		up to 64 users	up to 64 USA	Phase 2 up to 64 users
CO—KSTPLAN	Cost Center Planning With management of plan variants, indexed, analytic and continuous cost planning, output of cost center plan values	2,595	2,595
CO—KTRBASIS	Basis Module Cost Object Accounting Mapping of partial costs, full costs, actual costs, planned costs and standard costing with cost object analysis sheets, information and controlling functions	5,185	5,185
CO—KTRPLAN	Cost Object Planning Indexed, analytical and continuous cost object planning, output of cost object plan values	2,060	2,060

Subtotal Controlling:		15,550	15,550

proALPHA Source Code

At the customer’s request, a source code contract can be made between the proALPHA Software GmbH and the customer in the currently valid version. After concluding the contract the proALPHA source code for the functional areas mentioned above and proALPHA’s internal development tools (sources) will be transferred for bug-fixing and valid modifications. Concluding a source code contract further guarantees higher protection of investments.

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	8

Application Software

ERP System proALPHA®

Software Module	up to 64 users	up to 64 users
Total ERP System proALPHA®:	189,770	182,310

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	9

Application Software

proALPHA® BI Business Intelligence

Software Module		up to 64 users	up to 64	Phase 2 up to 64 users
proALPHA® Analysis Tool		6.315	6.315
ST—ANALYZER	proALPHA® Analyzer Free ad hoc analysis of proALPHA® data, diagrams, reports, predefined data exports from all areas	6,315	6,315

Total proALPHA® BI Business Intelligence:		6,315	6,315

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	10

Application Software

Document Management System proALPHA®

Software Module		up to 64 users	up to 64 USA	optional
DM—Document Management System
DM—OFFICE	DMS-Office Integration Creation of Microsoft Office documents from proALPHA® using templates with formatted text marks and form fields which are filled in with proALPHA® data.	1,920	1,920
DM—SERVER	Basis Module Document Management System (DMS) Coordination of online access to the documents database, search via search term and full text, documents can be linked with proALPHA® objects, process-oriented archiving	8,830	8,830
DM—COLD	DMS-COLD-Archiving Automated, audit-proof archiving of existing proALPHA® documents in the DMS			4,315 4,315	USA

Total proALPHA®—DMS:		10,750	10,750

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	11

Application Software

CAD-Online Integration proALPHA® CA-LINK

Software Module		CAD-User	Price	Phase 2
CA—LINK (CAD-Online Integration)
CA—LINK	CAD Integration Management and direct access to non-geometric data for ePLAN	5	16,690
CA—LINK	CAD Integration Management and direct access to non-geometrical data for SolidWorks	5	20,980

Total CAD-Online Integration: Germany		5	37,670

Software Module		CAD-User	Price
CA—LINK (CAD-Online Integration)
CA—LINK	CAD Integration Management and direct access to non-geometric data for ePLAN	3	10,115
CA—LINK	CAD Integration Management and direct access to non-geometrical data for SolidWorks	7	29,365

Total CAD-Online Integration: USA		5	39,480

The availability of the individual CAD program version is to be verified.

The services in connection with CA-Link are rendered by the Ahrensburg branch.

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	12

Application Software

proALPHA® Communication

Software Module		up to 64 users	up to 64 USA	Phase 2
Interfaces
ST—PZE / PDC	PDC Integration WebService-based integration of certified PDC systems with proALPHA® Production	4,520	0
ST—COMPL-ADR	Interface for Compliance Address Verification Transferring the address data for checking against the anti-terror lists as per statutory regulations	1,460	1,460
SL—ATLAS	ATLAS Interface Supports electronic data transfer as per customs regulations for the ATLAS export procedure	975	975

Subtotal Interfaces		6,955	2,435

System Integration

proALPHA features an integrated communication level which can basically handle two main tasks.

1.	Parametrical interfaces to external systems
Any kind of subsystem can be integrated into proALPHA®. The managed communication can add or simplify processes in proALPHA® synchronously or asynchronously. For example warehouse systems, scales, terminals and machine or quality data can be integrated via this technology.

2.	Parametrical intercompany processes
Customers who work either only with proALPHA® or with various ERP systems can use automated communication in their IT environment. Performance relationships in company groups or with third parties are thus modeled in a process-oriented way on the basis of documents and value flows.

Software Module		up to 64 users	up to 64	Phase 2 Up to 64 users
Integration Workbench
IW—REPLICATION	Intercompany (Basis) Implementing joint master files views with rule-based variances between proALPHA companies or country instances with a centralized or decentralized installation	2,780	2,780
Subtotal Integration Workbench

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	13

Application Software

proALPHA® Software Services		Volume Classes
API accesses to proALPHA Business Logik for integration processes		Germany	USA	Phase 2
IW—SL-VKBASIS	Basic Services Sales Quote, order, shipping document, invoice, credit etc.	2,250	2,250
IW—ME-LGBASIS	Basic Services Materials Management On hand, availabilities, lots, serial numbers etc.	2,435	2,435
IW—ME-EKBASIS	Basic Services Purchasing Requests for quotes, purchase orders, order confirmations, stock receipt, A/P invoice voucher etc.	2,370	2,370
Subtotal Software Services:		9,835	9,835

Total Communication		16,790	12,270

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	14

Application Software

Basic Technology

PROGRESSTM – Database Management System

The object-oriented layered architecture of proALPHA® has been completely and entirely developed on the technology basis of Progress Software Corporation and its Database Management System.

Progress Software (NASDAQ: PRGS) offers application infrastructure software for the development, implementation, integration and management of business applications. The goal is to maximize the benefit of the IT and IT-controlled business processes and at the same time minimize the resulting complexity and total cost of ownership.

•	Over 2,000 application partners develop applications based on the Progress Software technology.

•	The Progress Software application partners offer over 5,000 Progress-based applications.

•	The Progress-based turnover (applications and services) amounts to over USD 5 billion.

•	Over 3 million users worldwide are using Progress Software applications. 60,000 companies worldwide deploy these Progress Software products.

•	Progress Software has over 1,600 employees in over 90 offices worldwide.

The Progress products offer in proALPHA®

•	application platforms for the development and implementation of service-oriented business applications

•	service infrastructure for the integration of business services

•	control and management products in order to ensure a high quality of the entire network, application and availability of the latter.

Software Module	Price in euros
PROGRESS™-OpenEdge Runtime Enterprise Server AppServer and client licenses for personal computers are already included in the proALPHA® Licenses	already included
PROGRESS™-OpenEdge Architect 1 user license for Windows PC Development system, including client networking Compiler, Procedure Editor, Data Dictionary, User Interface Builder, Report Builder, Application Debugger and Results, also used for remote maintenance	4,570

Total PROGRESS™:	4,570

Total PROGRESS USA™:	4,570

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	15

Application Software

Project Management/Tools

proALPHA® goLive!

When the implementation of proALPHA® starts, all parties involved strive for the goals they have agreed on. The joint success is made possible by planned, focused and goal-oriented teamwork. This is where the proALPHA® goLive! process, a standardized, tried and trusted process, comes into play. The phases of the proALPHA® goLive! process, presented below, offer a reliable framework for the entire project lifecycle:

The specific tasks in each phase result from your individual requirements. The efficient and complete mapping of your requirements is ensured by guidelines and document templates.

The members of a project organization geared to the implementation of proALPHA® handle the realization. This project organization ensures that the relevant information can be accessed by everyone involved at any time. This applies to the members of the executive board and the project board as well as to the members of the project team—both in your company and at proALPHA.

The milestones already established in the phase concept ensure the goals are reached on time. A systematic budget management provides a running overview over already incurred and outstanding costs in the project.

For the implementation of this challenging and already in other projects implemented proceeding, the especially designed project management software proALPHA® goLive! is available to all members of the project.

Price in euros
Total price proALPHA® goLive!	5,920

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	16

Software Maintenance

Maintenance, Hotline and Service proALPHA®

Within the scope of software maintenance and service, the following services are rendered for ExOne GmbH Germany and The ExOne Company USA.

•	functional development of the entire system

•	functional development as per statutory regulations

•	telephone support for bug fixing and for questions about handling the programs

•	replacement delivery for destroyed programs

•	error detection and correction during the entire lifetime of the software maintenance agreement

•	remote maintenance

The maintenance charges are:

•	18% of the list price of the ERP application proALPHA® and the other application software per year

•	24 % of the list price for the proALPHA® payroll software per year

•	24 % of the list price for the proALPHA® Business Cockpit products per year

The reaction time is 24 hours. They are charged at delivery of the software and are due annually in advance. The necessary technical setup for the remote maintenance can be obtained for an additional fee from the proALPHA Consulting GmbH. The resulting telephone and line costs as well as media costs, shipping and handling are to be paid by the customer.

For partner products, the respective manufacturers’ charges and conditions apply.

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	17

Services

Installation and System Startup

A professional IT environment is required for stable operation of the proALPHA® ERP application. This environment may vary in its complexity depending on the number of servers and the scope of the proALPHA® modules in use. The expense and effort required for installation can therefore only be estimated.

The proALPHA Consulting GmbH installs the applications and database software. The application and database software are installed, parametrized and tested on the relevant server and test IT environment. This is followed by introductory training with system administration and data backup. Finally, the overall system is handed over to the responsible person nominated by the customer.

We recommend that knowledge acquired during the introductory training be deepened in one of our system configuration seminars (K1 to K5) if necessary. A successful startup of the system environment and the following professional operation of proALPHA® is a prerequisite for all the project tasks that follow.

The installation of personal computers, operating systems, emulation software, network cards, thin clients or printers including their operation within an existing network structure (LAN) will be charged additionally based on labor and costs. The implementation of a suitable network structure (LAN) counts as a separate project in its own right.

Based on experience from customer projects, the following expenses can be estimated for support by proALPHA:

	Days	Euros / Day	Total in euros
Installation/Integration of the proALPHA® server with operating system in an existing network	customer side
Installation of the proALPHA® server: Installation planning Installation and configuration of the database Installation and configuration of proALPHA®	3
Installation test and introductory training: Testing the installation Introductory training for the proALPHA®— Client Installation Introductory training for the system administration Configuration of the proALPHA® backup	1

Total Installation Estimated:	4	1,120	4480.0

Total Installation Estimated USA:	4	1,120	4480.0

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	18

Services

Company Seminar Basics: Overview of Company Processes

*applies to Germany only*

This training package should take place immediately after the project kick-off. It is geared to key users and members of the project team. It is staged as lectures as well as hands-on group training directly at your company proELECTRO AG, at proALPHA®. The aim of this training is to convey the functionality of proALPHA® for the cross-departmental core business processes before the detail workshops are held. Knowledge of the cross-departmental processes and functions reduces the workload in the following detail workshops.

Seminar Duration and Execution:

The seminar will be held at the customer’s location. A maximum of 12 persons may attend. The seminar participants receive printed and electronic manuals. Predefined and problem-oriented tasks are provided for the training. If required, the necessary hardware incl. all programs and tasks for the training are provided (handling charge 150 euros per day).

Methodology and Objects:

Methodologically structured standard seminar which is geared to the individual needs of the customer.

Knowledge and skills about the following processes and functions are provided:

•	integration of the company processes in proALPHA®

•	using the project management tool proALPHA® goLive!

•	overview of the basic functions

•	processes in sales

•	processes in purchasing

•	processes in materials management

•	processes in production

•	processes in financial accounting

•	processes in information harvesting

Trainer Profile:

The trainers have many years of experience in the use of proALPHA® and in their special fields. In addition, all trainers have acquired teaching skills in special training sessions.

	Number of days	Price in euros
Lump Sum incl. Travel and Other Expenses	3	4,950

The customer is also responsible for the costs of accommodation and boarding of the trainers during the training , which is for the avoidance of doubt, not included in the Lump Sum agreed above.

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	19

Services

Company Seminar Details: Company Processes in the Special Fields

Applies tp Germany only

This training package should be attended in preparation to the detail workshops. It is geared to key users and members of the project team. It is staged as lectures as well as hands-on group training directly at your company proELECTRO AG, at proALPHA®. Goal of this training is to convey the functionality of proALPHA® with regard to the business processes in the individual fields as an accompaniment to the detail workshops. If the training package “Overview of company processes” has been attended, the theoretical part can be reduced to about 50—60%. By increasing the hands-on part to 40-50% the curriculum can be more detailed. The in-depth hands-on knowledge of the field-specific processes and functions reduces the workload in the subsequent detail workshops.

Seminar Duration and Execution:

The seminars are held in thematically categorized blocks of at least 2 days, from 09:00 am to 05:00 pm, at the customer’s location. A maximum of 12 persons may attend. The seminar participants receive printed and electronic manuals. Predefined and problem-oriented tasks are provided for the training. If required, the necessary hardware incl. all programs and tasks for the training are provided (handling charge 150 euros per day).

Methodology and Objects:

Methodologically structured standard seminars which are geared to the individual needs of the customer.

Knowledge and skills about the following processes and functions are provided:

•	in-depth coverage of the basis functions

•	processes in sales

•	processes in inventory management and MRP

•	processes in procurement

•	processes in production

•	processes in project management

•	processes in financial accounting

•	processes in managerial accounting

•	processes in fixed asset management

•	processes in information harvesting

Trainer Profile:

The trainers have many years of experience in the use of proALPHA® as well as in their special fields. In addition, all trainers have acquired teaching skills in special training sessions.

Learning Control:

Learning is tested by multiple choice tests and quality is checked by feed back from the participants.

	Number of days	Price in euros
Lump Sum incl. Travel and Other Expenses	9	14,700

The customer is also responsible for the costs of accommodation and boarding of the trainers during the training, which is, for the avoidance of doubt, not included in the Lump Sum agreed above.

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	20

Services

Standard Seminars

Various standard proALPHA Academy seminars can be attended as a supplement to the company seminars and introductory training support. Target-group oriented standard seminars are staged at the Academy seminar centers in Weilerbach and Ahrensburg on fixed dates. The current dates and contents are available in the online catalog.

They are designed as intensive training for competence in practical use of the software solution and also provide sound theoretical knowledge. Employees in companies differ in their responsibilities, tasks and level of knowledge. Therefore they require differentiated training geared to their needs.

Overview Seminars are geared to persons which do not work on a daily basis or work only marginally with the ERP package solution. Basics Seminars convey the overview required by key users, system administrators, and managers for setting up and the effect of the relevant master data in the functional areas. Application seminars on the individual application areas cover the business processes and their relationships within the integrated complete system proALPHA® and focus on the handling and realization competence for the employees of the specific fields. Intensive seminars on special topics of the modules deepen the knowledge gained from the initial experience in daily operations.

Configuration seminars prepare system administrators and managers for the special tasks in and around proALPHA®. Development seminars for software developers of the customers convey the know-how of the proALPHA Software GmbH. Delta seminars demonstrate in a practice-oriented way which technologies and strategic developments are incorporated into new software versions. Business seminars offer specific knowledge beyond the functionalities of proALPHA® and for a wide range of topics.

The proALPHA Academy seminars currently offered can be found on our homepage www.proalpha.de under “Services” or under “Academy”.

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	21

Services

Project Management

The basis for a successful introduction of proALPHA® is professional project management. The proALPHA project manager supports the customer by handling the entire planning and controlling of the project. His responsibilities include coordination and organization of the joint approach and the realization of partial tasks. He is also the contact for the customer’s executive board and project team.

The proALPHA project managers can leverage the wealth of experience derived from the many projects in which they had technical and managerial roles. Our project managers undergo regular training to ensure continuous broadening and deepening of their project management competencies.

Project planning and controlling encompass the following tasks, amongst others:

•	general actual analysis and coordination of project goals,

•	development of an introduction strategy,

•	development of an individual training concept,

•	preparation and execution of the kick-off event for the project team formation,

•	organization of communication and reporting within the project,

•	producing status reports and

•	initiating countermeasures in the event of plan/actual variances.

These tasks are carried out in close coordination with the customer’s project manager.

Consulting

Competent consultation is a core component of every proALPHA® Introduction. All consultants have broad knowledge of proALPHA®. At the same time they posses extensive skills in their particular fields. Creatively combined, these competencies help realizing business processes according to the customer’s needs. The consultants have acquired the required skills through their involvement in a large number of projects. The organization consultants also undergo continuous training so that they can fulfill their demanding tasks.

Introduction support encompasses the following steps amongst others:

•	analysis of the business processes,

•	detailed introductory training of the key users,

•	definition and simulation of the target processes,

•	concept for data transfer, customizing and software adaptations,

•	attendance of the startup and the technical startup support.

These tasks are carried out in close cooperation with the customer’s key users.

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Services

Management Consulting

In addition to the topics related to the introduction of each proALPHA® solution there are special fields which require consultants with specific qualifications. The focus is not on the implementation in the proALPHA® software but on consulting and streamlining the underlying managerial processes. The fields concerned are

•	the introduction and implementation of Business Intelligence solutions (proALPHA® BI, KPIs, Cockpit)

•	conceptional consulting with support from proALPHA® functionalities (for example on hand optimization, MRP optimization, business processes optimization)

•	conceptional consulting about proALPHA independent, general business related topics

Technical Introduction Support

Besides the installation of proALPHA®, technical tasks also have to be tackled during the course of putting proALPHA® into operation. The goal is to transform the installation which emerged in the test phase into a productive system.

For each task the following expenses were calculated (temporal distribution by agreement):

	Days	Euros / Day	Total in euros
Project Management	36	1,320	47,520
Consulting	92	1,180	108,560
Tisoware Services and consulting Consulting, Training, adjustments, installation	22	1,180	25,960

Total Consulting Expenses Estimated:	150		182,040

Project Management (phase 2, PSC)	5	1,320	6,600
Consulting (Phase 2, PSC)	40	1,180	47,200

Total Consulting Expenses Estimated:	45		53,800

Project Management USA	10	1,320	13,200
Consulting	75	1,180	88,500
Consulting (Phase 2, PSC)	35	1,180	41,300

Total Consulting Expenses Estimated USA:	140		143,000

Basis for the services is the software-aided, standardized introductory concept proALPHA® goLive! The required external and internal expenses of the proALPHA consultants and the project manager are included in the estimate.

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Services

Data Transfer

The proALPHA Consulting GmbH consults and supports you in transferring existing data by means of the migration manager. The migration manager supports the adoption of selected master files and transaction data in a predefined format into proALPHA®.

The proALPHA Consulting GmbH supports data transfers with the following services:

•	Instruction on how to transfer data and how to use the migration manager

•	Consulting and support in identifying relevant data transfer objects in workshops

•	Consulting and support in defining mapping rules of the information of the legacy system to the proALPHA® data The definition refers to the following data transfer objects:

•	Master files logistics (parts, customers, prospects, suppliers)

•	Master files accounting (accounts, cost centers)

•	Master files production (drawing master files, BOMs, processes, operations)

•	On-Hand

•	Transaction data accounting (open items, balances, fixed assets, cost objects)

•	Transaction data logistics (open quotes, open orders, open purchase orders)

•	Transaction data production (work orders)

•	History for statistics

•	Optional: Before adopting legacy data into a new system, a structured quality analysis can be performed. In the respective category, a plausibility check is performed and the update status of individual pieces of information is determined. Rules for adding and correcting information are defined and implemented on this basis. If data are to be adopted from several systems into proALPHA®, a quality analysis is obligatory in order to check the referential integrity of the data consolidated and to define corrections.

The customer has to provide the data from the legacy system, convert them into the required format, and transfer them.

The amount of work required for these services can only be estimated; it is expected that the data have been exported from a legacy system, that they have been provided in a format defined by proALPHA®, and that they have been imported in this format into proALPHA®.

	Days	Euros /Day	Total in euros
Migration Manager Germany/ USA (Project Management/Tools)			5,460/5,460
Consulting on How to Transfer Data			0
• Instruction on How to Transfer Data and on the Tools to Be Used	1	1,120	1,120
• Support in Identifying Transfer Objects	1	1,120	1,120
• Support in Defining Mapping Rules	4	1,120	4,480
• Optional: data transfer to be executed by and in responsibility of proALPHA (details to be defined)	50	1,120
Total Data Transfer Estimated	6		6,720
Total Data Transfer Estimated USA:	6		6,720

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	24

Services

Creation of Individual Software and Customization Programming

Thanks to its software technology and the object-oriented layer architecture proALPHA® offers multiple modifications and integration possibilities. Data transfer from and to external systems is implemented with a special trigger technology. These triggers are encapsulated program modules that execute data transfer and all the necessary plausibility and data consistency checks. This makes it easy to implement file transfers, permanent interfaces (active demon), and program-to-program communication.

General

Customizations are implemented on the basis of the specifications defined as binding by the customer and the proALPHA Consulting GmbH in accordance with the SoW. Development usually covers the following phases:

1st Phase Definition of Specifications

•	Problem analysis in cooperation with the customer’s employees

•	Development of a rough concept, discussion and revisions

•	Development of a detail concept, discussion and revisions

•	Binding adoption of the specifications as a programming template

•	Final acceptance of the agreed specification

2nd Phase Programming

Programming of the integration / customization effected by software engineers as per the stipulations defined in the specifications.

3rd Phase Testing and Installation

A successful test run and any rework required is followed by installation and then final acceptance by the customer.

The calculation is based on the binding offer and on the basis of the services price list. The project scope demands creation of the specifications according to the procedure described above.

Sec. 6.4 of the SoW (Managing budget variance) shall apply accordingly.

	Days	Euros / Day	Total in euros
line 424 of specifications Sales / Calculation / Pricing: A multiplier causes rebates by direct multiplication of a gross price (multiplier := 1-rebate). The multiplier has to be seperately disclosed in the bills, etc., i.e. a multiplier cannot be simulated via its rebate. The scaling of value or quantity discounts describes changes of the rebate on a product with the quantity or the value of the ordered products.	4
line 414 of specifications Sales / Calculation / Pricing: One discount on order level will be split onto each item according to their value. Germany needs this for the proforma invoices to Russia.	4
line 512 of specifications Sales / Order processing / Shipping tolerance: The percentage allowed for over- or undershipment should be editable.	4

line 973 of specifications : Master Data / BOM / shipping BOM

pA said the requirement was not specified enough, nothing has been quoted. My guess: There was different opinions about how complex this requirement will be. pA will most likely be able to find a simple solution which will fit our needs.

Line 1455 of specifications: Warehousing / Stock movement / automatic assignment of storage bins by the system by ABC/XYZ criteria.	10

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Services

Line 1618 of specifications: connection to UPS (United Parcel Service). In Germany we will have the “Format” Software for customs, there it is standard. If needed in the US, we should think of an integration into pA – not quoted for that reason. for that reason.

Line 1684 of specifications: Service / Service contracts Amount of free service-visits (for our customers) related to the service-contract the customer has	3
Line 1685 of specifications: Service / Service contracts Contract duration with limitation according to the operation hours of the machine	2
Total Customizations Estimated:	27	1,120	30240

	Days	Euros / Day	Total in euros
Line 309 of specifications: Sales / Blanket orders / Value contract	5		5
line 311of specifications: RFQ- Website for PSC customers (data connection, not website design)	4		4
line 448 of specifications: Sales order processing: Load	5		5
Excel-Sheet as one (or many) order(s) → Shapeways interface			1
Line 2732 of specifications: PSC: batchfile for automatic deletion of STL-files STL- files should (by default – if there’s no other order from the customer) automatically be deleted x days after the order is completed.	2
Lines 657, 817, 818 of specifications: some functionalities for the management of “best before” batches of consumables. Workflow and automatic triggers.
Total Customizations Estimated:phase 2	17	1,120	30240.0
Total Customizations USA Budget based on cutomizations in EX One Germany	24	1,120	30240.0

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Tisoware

Software Products

Applies to Germany only:

Total in euros

Tisoware license covering 150 employees (Germany),

Master data management (tisoware.Basis)

Time recording system (tsoware.ZEIT – Personalzeiterfassung)

tisoware.PEP – Personaleinsatzplanung

Travel and expense management (tisoware.SPESEN)

Operatind data (tisoware.BDE)

Reporting (tisoware.report)

Runtime license fpr Crystal reports XI

communication module (tisoware.KABA)

attendance terminal für PC (tisoware.ET (for up to 5 users)

wage and salary system interface (tisoware.Datev)

Integration in proALPHA (tisoware.proALPHA)

Access security (tisoware.Zutritt)

Access reporting and alarm conditions (tisoware.ZUTRITT plus)

Total Tisoware Software Including general contractor fee	32,005

Separate maintenance and hotline contract will be concluded directly between ExOne and tisoware

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Terms

We install the complete system in your business premises. We charge you with incurring shipping and handling fees. The delivery time for the software is usually about 2—6 weeks from the date the contract has been sealed. The delivery time depends on the supplier in question.

All prices are in euros and quoted net of the currently statutory value-added tax.

Calculation of License Fees

The license prices are based on the total number of concurrent active users in the proALPHA® system, whereby the number of concurrent users for the CA-Link application are counted separately.

Various areas of application require differentiation:

proALPHA® Human Resources	The license prices are graded according to the number of the employee master files to be managed.

e-business proALPHA® Web Client	The license prices result from the number of users.

Software Service	The licensing is based on volumes

PROGRESSTM – OpenEdge Architect, proALPHA® GPD	The license prices result from the number of client installations, i.e. the number of named users.

Language Versions

The customer acquires proALPHA® in the respective available country version and respective available country language. The use of the English language version is included in the German language region. A Japanese language version shall be implemented in accordance with the SoW.

Working Hours and Surcharges

The working time is 8 hours per day
Surcharges on Saturdays, Sundays, holidays, and during the night (between 8 pm and 6 am)	50%

Contract as of March 3, 2014 for The ExOne Company Release 1.12.170	28

Appendix 2

Term & Conditions

proALPHA Consulting GmbH, Auf dem Immel 8, 67685 Weilerbach (proALPHA) and the customer specified in the contract above (Customer) hereby reach the following agreement:

§1	Scope of Agreement

The Agreement contains the following contractual components:

•	supply of standard software,

•	creation of individual software and customization programming,

•	rendering of services,

•	software service and maintenance,

•	supply of hardware and components.

Supply of Standard Software

§2	Definitions

(1)	“Contract Software” are the software programs stated in the contract including data media and documentation.

(2)	“Update” is the updating and appropriate modification of the contract software as decided by proALPHA to meet new or changed technical and/or legal regulations.

(3)	“Upgrade” is the extension of the existing scope of use in a configuration that results in a higher classification for the license fees.

(4)	“Configuration” is (alternatively):

•	a certain machine and a certain number of active users,

•	a certain network at a location (LAN) and a certain number of active users or certain number of Internet agents.

•	a combination of certain software services in defined volume classes. Volume classes are defined by the number of agents and the number of connections.

In case of a network across several locations, the installation at each location constitutes a configuration.

Active users are those users logged on to the contract software.

§3	Scope of Supply

(1)	The customer acquires the contract software in the version current when this Agreement is concluded. The properties of the programs are defined in the respective product description. The programs abide by statutory regulations or similar mandatory stipulations.
(2)	The contract software shall be supplied in an executable form, the provisions notwithstanding.

(3)	The programs and the online user documentation shall be supplied on data media which identify the owner as the authorized user. Title to the data media shall be passed to the customer only upon complete payment of the license remuneration.

§4	Right of Use / Upgrade Fee

(1)	proALPHA grants the customer the right to use the contract software on the scale defined in the Agreement for its own purpose and for the purpose of companies belonging to the customer’s group of companies.

(2)	The size of the license remuneration is determined by the agreed scope of use that arises from the pertinent configuration. If the customer wishes to increase the scope of use, he shall pay the corresponding supplement and thereafter the valid prices (update fee).

(3)	The customer may only use the contract software on those configurations, for which proALPHA has released it. The customer shall inform proALPHA without undue delay about any configuration change.

(4)	The customer may resell or give away the complete right of use of the contract software as a whole in its executable form (object programs, not source programs) to a third party if he completely waives the further use of the program as a whole, and if the third party gives a written declaration to proALPHA before receiving the data media with the contract software, in which they commit themselves to protecting

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the program and accept the agreed scope of the right to use the contract software as a whole. If the customer provides the contract software to a third party, the customer is obliged to inform proALPHA in written form on the name and address of that third party.

(5)	The customer may not provide the contract software to third parties if there is a justified suspicion that the third party may breach the terms and conditions, in particular make unauthorized copies of the contract software.

§5	Execution

(1)	proALPHA shall install the contract software and carry out a brief introductory training.

(2)	proALPHA is willing to support the customer in commissioning the contract software. All support services (especially installation, operation preparation and demonstration of readiness for use, introductory training, training or consulting) shall be charged by effort incurred, unless agreed otherwise.

(3)	The customer shall test the program in his operational environment before using it productively.

(4)	Each party shall nominate a project manager. They can make or promptly bring about decisions. The project managers shall put their decisions down in writing. The customer’s project manager shall be available to provide proALPHA with necessary information. proALPHA undertakes to resort to this project manager in so far as this is required for executing the Agreement.

(5)	The customer shall ensure that expert operating staff are available by the time of the installation at the latest. At least one employee must have undergone a training course for each functional area. proALPHA is not obliged to release the programs for productive use until the training sessions have been staged.

§6	Retranslation and Program Changes

(1)	No reverse translation of the provided program code into other code forms (recompiling) or any other types of reverse engineering of the various production stages of the contract software is permitted. This also applies for changes to the contract software.

(2)	In so far as the programs provided by proALPHA have interfaces to programs, that are not to be provided by proALPHA, proALPHA undertakes to provide the required information about the interfaces to the customer against remuneration of the expense incurred for supplying it. If necessary, the customer may disclose this information to other contractors.

§7	Customer’s Duties to Protect the Contract Software

(1)	The customer acknowledges that the contract software, the entire user documentation and other documents – also in future versions – are protected by copyright and are the trade secrets of proALPHA and the respective producer. The customer shall ensure that the same are protected from improper use.

(2)	The customer shall adopt the trademarks and names of the programs and any copyright notices stipulated by proALPHA as they stand. The customer may not remove any copyright notices affixed to the data media and the other documents.

(3)	The customer may make reproductions (copies) only for backup purposes as a replacement. The customer may reproduce the user documentation for permitted use.

Creation of Individual Software and Customization Programming

§8	Subject Matter

(1)	proALPHA grants the customer the same rights of use for modifications and upgrades as for the provided standard programs to which they relate. The customer may use additional programs (independently usable individual programs) for his own purpose and the purpose of companies belonging to the customer’s group of companies.

(2)	Modifications shall only be supplied in an executable form. Upon request, upgrades and additional programs can also be supplied as source code without additional remuneration but without the system-technical documentation, unless this is specifically ordered. The respective detailed specifications for the modification constitute the documentation.

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Term & Conditions

§9	Execution

(1)	Any modifications of the standard software, upgrades or additional programs shall be produced on the basis of the detailed specifications that shall be agreed on as binding by the parties. The approved specification shall be the binding basis for the programming owed. If required, proALPHA shall refine it during the course of the programming in cooperation with the customer.

(2)	This performance shall be remunerated on an incurred basis unless agreed otherwise.

(3)	This notwithstanding, § 5 shall apply mutatis mutandis.

§10	Changes to the Requirements

(1)	If the customer wishes to change his requirements, proALPHA shall agree to this in so far as it is reasonable for proALPHA to do so. In so far as realizing a change request affects the Agreement, proALPHA shall be entitled to demand an appropriate modification of the agreement, in particular an increase in the remuneration and/or prolongation of the deadlines.

(2)	Agreements on changing the requirements and modifying the agreement must be put down in writing. If the customer orally expresses a change request, proALPHA shall be entitled to insist on a written formulation or confirm it itself in writing. In the latter case, proALPHA’s formulation shall be binding if the customer does not object without undue delay.

(3)	proALPHA shall declare its wish for the Agreement to be modified without undue delay. The customer shall object without undue delay in case he does not agree with the requested modifications. Until approval is given, proALPHA shall continue to work under the existing Agreement.

(4)	The customer shall declare acceptance without undue delay after delivery and installation of the modifications, upgrades or additional programs. Acceptance shall be deemed declared, if the customer does not object with a precise written description of the defect(s) within 30 days after proALPHA declared readiness for operation. proALPHA shall be entitled to subsequent performance and then declare readiness for operation anew. Also after subsequent performance, acceptance shall be deemed declared, if the customer does not object with a precise written description of the defect(s) within 30 days after proALPHA declared readiness for operation Minor defects shall not entitle the customer to refuse acceptance.

Software Maintenance

§11	Subject Matter

(1)	Maintenance shall cover, for a flat-rate remuneration, the sending of versions of the standard programs improved by proALPHA (updates), the rectification of program defects beyond the warranty period and telephone support to answer questions about the handling of the programs.

(2)	proALPHA shall provide telephone support during the normal proALPHA business hours and solely to those employees of the customer who have been nominated to proALPHA as system administrators and have been accordingly trained by proALPHA.

(3)	All further services shall be remunerated separately.

(4)	This Maintenance Agreement can be terminated, albeit only in its entirety, with six months’ notice to the end of a maintenance year, at the earliest to the end of the agreed minimum three-year term.

§12	Fault Rectification

(1)	Program defects are deviations from the properties that the programs should have according to the specifications of proALPHA for the pertinent current version or must have for their normal use.

(2)	The obligation to rectify faults as an agreed service and to provide telephone support always applies to the respective latest released standard version of the programs. It applies to the previous version for further twelve months after release of the newest version. It shall also apply whilst it is unreasonable for the customer to switch to the newest version in so far as proALPHA is in a position to render this; proALPHA

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Term & Conditions

shall be entitled to claim remuneration of the additional effort involved (including that incurred for providing the required maintenance environment).

(3)	The agreements on defect rectification shall apply accordingly to the rectification of defects as an agreed service.

§13	Further Development of Standard Programs to be Maintained

(1)	proALPHA undertakes to send improved standard versions including the relevant user documentation on data media after the same have been released. This shall not apply for improvements that proALPHA offers separately as new programs. The customer shall test improved versions before using them productively.

(2)	If a producer releases an improved version of the system software, that is required for using the programs, proALPHA shall examine it after it has become available in order to determine whether it functions properly with the programs to be maintained by proALPHA and, in the case of a positive outcome, release it (see § 4(3) ). Otherwise, proALPHA is obliged to adapt the programs to be maintained to the improved version of the system software within a reasonable period of time. This reasonable period shall commence with its release and availability for proALPHA.

(3)	The following shall apply to system software, for which the producer offers new generations for purchase from time to time rather than new versions under a maintenance arrangement: if the producer provides improvements (e.g. service packs), proALPHA shall proceed as per § 13(2).

If the producer offers a new generation, proALPHA shall modify its own programs with due regard to the requirements of users. If proALPHA does so, proALPHA shall develop the programs further solely on that basis (but see also § 13(4) ).

(4)	The customer shall ensure that his IT systems, especially his system software, have the technical status required by the programs to be maintained under the improved version pursuant to § 13(2) and § 13(3) . proALPHA shall inform the customer in good time from when which technical status is to be provided for the maintenance services.

The customer shall be entitled to rely on being able to use a generation of the system software for at least three years, unless agreed otherwise. If necessary, proALPHA shall continue further development of its own programs on that basis until that period has expired. However, proALPHA shall be obliged to do so only to the extent that the programs remain usable. The period shall commence with the release of the respective generation by its producer. If proALPHA has to develop a compatible version of its own programs for their use, the period shall commence only after the compatible version has been released. The customer may introduce a new generation of the system software only after proALPHA has released the programs for that generation (see § 4(3) ).

The customer shall inform proALPHA in advance if he intends to install a new version of the required system software.

(5)	§ 13(2) to § 13(4) shall apply accordingly for other third-party software with which proALPHA programs are to interact. § 13(3) and § 13(4) shall also apply for third-party programs that are freeware or in the public domain (e.g. Linux).

(6)	proALPHA undertakes to develop the respective current version further if changes in statutory regulations or other provisions for the programs require so.

§14	Maintenance Fee

(1)	The monthly flat-rate remuneration shall be determined by the agreed scope of use (§ 4(2) ). It shall be adjusted immediately if this changes.

(2)	The flat-rate fee shall be paid annually in advance. The customer can also pay this fee semiannually with a surcharge of 5% or quarterly with a surcharge of 10%.

(3)	proALPHA will adjust the flat rate remuneration to the development of the consumer price index (CPI) of the German Federal Statistical Office on an annual basis. The CPI of the previous year (2012: 104,6) forms the basis. This adjustment is applied to the maintenance volume for the first time in the second

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Term & Conditions

maintenance year as well as for all following years with a prior notice of 3 months. If a discontinued release of proALPHA is still used by a customer, there will be an individual agreement on the maintenance of the software with the customer.

§15	Maintenance of Customization Programming

(1)	Whilst there is a maintenance agreement for standard programs, proALPHA shall also maintain the corresponding modifications/enhancements and additional programs against remuneration on an incurred basis. Defects shall be rectified free of charge during the limitation period for claims for defects (“warranty period”) under the creation agreement.

(2)	The following shall apply if maintenance against flat-rate remuneration is agreed: maintenance services as for standard programs shall be rendered. The fees shall cover the integration of modifications/enhancements in improved versions of the standard programs, if required also the modification of additional programs to improved versions. The customer can terminate maintenance pursuant to § 11(4) independently of that for the standard programs.

Services

§16	Scope of Contract

(1)	proALPHA shall render the services stated in the contract for the customer. When the individual services are to be rendered shall be agreed on amicably by the parties.

(2)	The customer shall nominate a contact who shall be available to provide proALPHA with necessary information and can make or promptly bring about decisions. proALPHA undertakes to resort to this contact in so far as this is required for executing the contract.

(3)	A working day shall have eight hours (of 60 minutes each).

(4)	For services that exceed the man days stipulated in the contract, the rendering of the respective service shall be governed by the respective proALPHA price list including the provisions on ancillary costs therein.

Supply of Hardware and Components

§17	Subject Matter

proALPHA shall supply the devices and components (hardware) stipulated in the contract to the customer according to the terms and conditions of this Agreement.

§18	Execution

(1)	The hardware covered by the contract shall be supplied ex works. Risk shall pass to the customer when the supplied item leaves the works, even if there are partial shipments or proALPHA has been obliged to render other performances, e.g. bearing the shipping costs or delivery and installation.

(2)	If shipment is delayed or not effected due to circumstances, for which proALPHA is not answerable, risk shall pass to the customer from the day on which readiness for supply is notified. proALPHA undertakes to conclude those insurance policies requested by the customer at his expense.

(3)	The hardware shall be installed solely according to the terms and conditions for the rendering of services.

General Provisions

§19	Remuneration, Payments

(1)	In so far as there is billing on an incurred basis, hourly rates, travel costs and ancillary costs shall be determined by the pertinent valid proALPHA price list, unless agreed otherwise.

(2)	Travel times shall be invoiced at 50% of the working time.

(3)	Payments shall be due net immediately after invoicing. The customer shall be in default 30 days after the due date and invoicing without a reminder being required.

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Term & Conditions

(4)	The customer may dispute invoices for support services only within one month of receipt. proALPHA shall draw the customer’s attention to this fact in the invoice.

(5)	All prices are quoted net of statutory value-added tax.

§20	Disruptions in Performance, Default

In so far as the meeting of a deadline is impaired by a circumstance for which proALPHA is not answerable, including strike or lock-out, proALPHA shall be entitled to insist on a reasonable postponement of the dead-line(s). If the expense is increased due to a cause lying within the customer’s scope of responsibility, proALPHA shall be entitled to demand remuneration of its own additional expense.

§21	Remote Support

(1)	The customer shall enable proALPHA to provide remote support (remote diagnosis and correction, loading of new versions) in so far as this is technically feasible. To this end, the customer shall provide, in cooperation with proALPHA, a connection to a telecommunications network at his own expense such that the systems of both parties can be connected to each other. The customer shall bear the traffic costs incurred.

(2)	proALPHA shall log onto the customer’s system by means of a user profile/password controlled by the customer. The customer shall release the connection for data protection reasons. The customer shall have the right to track the remote support work at all times. Independently thereof, proALPHA shall inform the customer about the actions taken.

(3)	If the customer does not permit remote support, he shall reimburse proALPHA for the additional costs caused as a result thereof, in all cases the traveling times and the additional costs for rectifying defects and errors.

(4)	If data is sent to proALPHA for troubleshooting or restoration purposes, proALPHA shall take all technical and organizational measures within its own sphere which the customer has to take for its own sphere pursuant to Section 9 of the German Federal Data Protection Act. Details shall be agreed on separately at the customer’s request.

§22	Agreements on Fault Rectification

(1)	If defects arise during the contractually agreed use of the programs, the customer shall report them in a plausible form stating suitable information for identifying the cause of the defect, in writing if so requested by proALPHA.

Prerequisite for all claims against proALPHA is that the defect is reproducible or can be shown by machine-generated output.

The customer shall support proALPHA in so far as this is reasonable in the rectification of defects, in particular at proALPHA’s request by sending the program in the state in which the defect occurred and providing computer time and also installing patches or replacement software provided by proALPHA.

(2)	proALPHA can rectify defects at its discretion either through repair or replacement delivery within a reasonable period (subsequent performance). In the case of defects that seriously impair the use of the program, proALPHA shall, if appropriate, provide a workaround prior to the final subsequent performance so that the defect no longer has any serious impact. Other defects are only rectified when proALPHA schedules this as part of its reasonable version maintenance policy.

proALPHA shall also provide workarounds for such defects in so far as this is reasonable for proALPHA (proALPHA undertakes to do this for software expressly marked as such by the subsupplier in so far as it is technically capable of doing so).

(1)	The subsequent performance obligation shall be null and void for those programs, which the customer changes or intervenes in, unless the customer proves in conjunction with the defect report that the intervention did not cause the defect.

(2)	proALPHA shall be entitled to demand remuneration of its own effort in so far as it has responded to a defect due to a defect report (above and beyond telephone support under the agreements on software service and maintenance) without the customer having proved a defect.

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Term & Conditions

§23	Liability of proALPHA

The statutory provisions shall apply subject to the following:

(3)	The rectification of defects (subsequent performance) shall be governed by § 22.

(4)	Claims for damages including claims for expenses incurred unnecessarily—regardless of the legal grounds—against proALPHA (including its agents) that presume minor negligence shall only arise if an essential contractual duty/cardinal duty has been breached.

Claims for damages shall be limited per incident to the contract value; liability for loss of profit is hereby excluded. For breaches of duties under the Maintenance Agreement, the contract value shall be deemed the fees payable in that year in which the individual incident occurred.

The restrictions shall not apply in so far as the incident is covered by proALPHA’s operating liability insurance and the insurer pays the claim. proALPHA undertakes to maintain the cover in place when the Agreement was concluded.

The above shall be without prejudice to claims for personal injury and damage to property under product liability legislation.

(5)	The following shall apply if the customer is entitled to rescind the Agreement and/or demand damages instead of performance: proALPHA shall be entitled to set the customer a reasonable period for declaring whether he will opt for performance/subsequent performance instead. After this period expires with no response from the customer, his claim for performance/subsequent performance shall be null and void.

(6)	The limitation period for claims for defects (“warranty period”) shall be 12 months. Extension of the scope of use (§ 4(2) ) shall not result in a new limitation period.

§24	Confidentiality

(1)	proALPHA undertakes to use all knowledge of business and operating secrets becoming known during the course of the contractual relationship and information marked as confidential solely for carrying out the Agreement and to treat the same as confidential for an unlimited period of time.

(2)	This duty of confidential treatment shall not apply for ideas, concepts, know-how and techniques that relate to program creation or for data already known by proALPHA or were known or become known not in conjunction with this Agreement.

(3)	proALPHA collects, processes, and uses the customer’s personal data to execute and implement the Agreement, for further maintenance of the customer relationship and to furnish information about products and services. This may involve third parties, in particular companies affiliated with proALPHA. proALPHA shall collect, process or use the customer’s personal data solely as an agent for the customer within the meaning of Section 11 Federal Data Protection Act. In that respect, proALPHA shall comply with all the provisions of the Federal Data Protection Act.

(4)	proALPHA shall bind its employees to maintain confidentiality, and in particular to comply with the provisions of the Federal Data Protection Act.

(1)	proALPHA shall be entitled to include the customer’s name in a reference list. All other promotional references to the customer shall be agreed on with the customer in advance. The customer may object to this procedure for the future at any time.

§25	Reservation of Title

proALPHA reserves title to the supplied products until complete payment of the purchase price.

§26	Right of Set-off/Retention

The customer shall not be entitled to withhold payments—this shall be without prejudice to his right to refuse payment due to incomplete or defective performance by proALPHA. The customer may exercise set-off only against claims that are legally enforceable, ready for ruling or acknowledged by proALPHA.

§27	Final Provisions

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Term & Conditions

(1)	The contractual dealings between the parties shall be governed solely by this Agreement. The customer’s general terms and conditions shall not apply even if proALPHA does not expressly oppose their application.

(2)	Unless agreed otherwise, a contract shall come about only upon written confirmation of contract by proALPHA.

(3)	If any of the contract components specified in § 1 become void—regardless of the legal grounds—this shall not affect the remaining parts of the Agreement.

(4)	The Agreement and any changes thereto must be put down in writing. No oral side agreements have been reached.

(5)	German law shall apply.

(6)	The legal forum shall be where proALPHA has its registered offices.

(7)	If any provision in this Agreement is or becomes void partially or in its entirety, or if the Agreement contains a gap, this shall not affect the validity of the remaining provisions.

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